UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

PRISA has sold 34,583,221 shares of Mediaset España Comunicación, S.A. (the “Shares”), representing 8.5% of its share capital at a price of 8.892 euros per share, that is, for a total price of 307,514,001.13 euros.

The Shares have been sold to the own Mediaset España Comunicación, S.A.

The funds raised from this sale of shares will be aimed to repurchase debt through the different modalities and mechanisms foreseen in the refinancing agreements.

This announcement is not an offer of securities for sale in the United States. The securities described herein have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Madrid, July 24, 2014

COMUNICACIÓN DE INFORMACION RELEVANTE

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

Following the Relevant Information dated July 24, 2014 (with registration CNMV No. 208966) PRISA announces that the sale of the 34,583,221 shares of Mediaset España Comunicación, S.A. has generated a capital gain of approximately 18,7 million euros.

Madrid, July 24, 2014

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones, SA (PRISA) announces the following relevant information, under the provisions of article 82 of Spanish Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

Following the Relevant Information dated July 17, 2014, with registration CNMV No. 208600, PRISA informs that today, and with trade effects of tomorrow, July 25, 421,359,217 new Class A common shares -coming from the mandatory conversion of all the Bondsi which took place on July 7, 2014- have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”).

Madrid, July 24, 2014
___________________________________
i Resolution to issue bonds and increase capital approved by the Ordinary General Shareholders Meeting of PRISA held on June 30, 2012 and reported by Relevant Information dated June 30 and July 6, 2012, with CNMV registration numbers 168774 and 169376.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors
July 24, 2014